Ladbrokes PLC

RECEIVED

BUYBACK OF ITS OWN SHARES 2007 DEC -3 A 10:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 23 NOVEMBER 2007, IT PURCHASED FROM UBS LIMITED 2,464,217 SHARES AT AN AVERAGE PRICE OF 301.3044 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 13,972,155 TREASURY SHARES IN TREASURY AND HAS 617,447,438 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

07028410

SUPPL

PROCESSED
DEC 0 5 2007
THOMSON FINANCIAL

BUYBACK

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Disclosure & Transparency Rules – Transitional Provisions.	
3. Full name of person(s) subject to the notification obligation:	Prudential plc group of companies
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	21 November 2007
6. Date on which issuer notified:	23 November 2007
7. Threshold(s) that is/are crossed or reached:	Below 3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B0ZSH635	18,635,978	18,635,978	Below 3%	Below 3%		Below 3%	

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 22 NOVEMBER 2007, IT PURCHASED FROM UBS LIMITED 500,000 SHARES AT AN AVERAGE PRICE OF 300.0334 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 11,507,938 TREASURY SHARES IN TREASURY AND HAS 619,911,655 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 21 NOVEMBER 2007, IT PURCHASED FROM UBS LIMITED 750,000 SHARES AT AN AVERAGE PRICE OF 305.8924 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 11,007,938 TREASURY SHARES IN TREASURY AND HAS 620,410,155 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

RECEIVED

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	X
Other (please specify): Disclosure & Transparency Rules – Transitional Provisions.	
3. Full name of person(s) subject to the notification obligation:	Prudential plc group of companies
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	16 November 2007
6. Date on which issuer notified:	21 November 2007
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B0ZSH635	18,770,186	18,770,186	18,635,978	18,635,978		3.00%	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
18,635,978	3.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Due to the change of total voting rights figure on the 16 November, our holding went below 3%. Subsequent trades have now pushed our holding above 3%.

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 20 NOVEMBER 2007, IT PURCHASED FROM UBS LIMITED 863,545 SHARES AT AN AVERAGE PRICE OF 321.7959 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 10,257,938 TREASURY SHARES IN TREASURY AND HAS 621,160,155 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

RECEIVED

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Disclosure & Transparency Rules – Transitional Provisions.	
3. Full name of person(s) subject to the notification obligation:	AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	18/11/2007
6. Date on which issuer notified:	19/11/2007
7. Threshold(s) that is/are crossed or reached:	10%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
ORD GBP 0.28 1/3	61,324,305	61,324,305	9,803,926	9,803,926	56,934,909	1.57	9.14

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
66,738,835	10.72%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:		
Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Sun Life plc With Profits **Direct**	498,359	0.08003
AXA General Insurance Ltd Managed **Direct**	21,000	0.00337
AXA Sun Life plc Anniversary Fund Life **Direct**	35,294	0.00567
AXA Sun Life plc Deferred Distribution Fund Life **Direct**	531,176	0.08530
AXA Sun Life plc Distribution Fund Life **Direct**	1,245,882	0.20008
PPP Healthcare Group plc **Direct**	23,284	0.00374
AXA Institutional Equity Fund **Direct**	75,000	0.01204
AXA Sun Life plc Retirement Distribution Pension **Direct**	705,882	0.11336
Sun Life Assurance Society plc With Profit **Direct**	296,600	0.04763
AXA Insurance UK Managed **Direct**	75,544	0.01213
AXA Financial, Inc **Indirect**	701,774	0.11270
Sun Life International (IOM) Ltd **Direct**	296,470	0.04761
AXA France **Indirect**	11,631	0.00187

AXA Financial, Inc * **Indirect**	56,221,504	9.02869
Sun Life Pensions Management Ltd **Direct**	71,442	0.01147
Sun Life Pensions Management Ltd **Direct**	24,398	0.00392
AXA Sun Life LTAV UK Equity Life **Direct**	150,000	0.02409
AXA Sun Life ABL High Alpha Life **Direct**	287,966	0.04624
AXA Sun Life FTSE All Share Tracker Life **Direct**	107,101	0.01720
AXA Sun Life LTAV UK Equity Pension **Direct**	544,247	0.08740
AXA Sun Life ABL High Alpha Pension **Direct**	1,443,749	0.23185
AXA Sun Life FTSE All Share Tracker Pension **Direct**	546,947	0.08783
AXA Winterthur **Direct**	2,123,920	0.34108
AXA Sun Life with Profit Passive **Direct**	431,380	0.06928
Sun Life Ass Soc With Profit Passive **Direct**	268,285	0.04308
Total Direct Total Indirect	9,803,926 56,934,909	1.57443 9.14326
TOTAL	**66,738,835**	**10.71768**

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

RECEIVED
2007 DEC -3 A 10:20

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 19 NOVEMBER 2007, IT PURCHASED FROM UBS LIMITED 674,556 SHARES AT AN AVERAGE PRICE OF 336.0577 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 9,394,393 TREASURY SHARES IN TREASURY AND HAS 622,023,700 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY. 16 NOVEMBER 2007, IT PURCHASED FROM UBS LIMITED 687,516 SHARES AT AN AVERAGE PRICE OF 339.83 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 8,719,837 TREASURY SHARES IN TREASURY AND HAS 622,698,256 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") HAS BEEN NOTIFIED BY SIR IAN ROBINSON (CHAIRMAN OF THE COMPANY) THAT HE HAS TODAY PURCHASED 14,581 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY ("SHARES") AT 340.67P PER SHARE.

FOLLOWING THE PURCHASE, SIR IAN ROBINSON IS BENEFICIALLY INTERESTED IN 34,463 SHARES.

END